Exhibit 99.

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5

0

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GREENTREE HOSPITALITY GROUP LTD.

(Continued and to be signed on the reverse side)

1.114475

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF

GREENTREE HOSPITALITY GROUP LTD.

December 22, 2020 at 9:00 PM U.S. Eastern Time

(10:00 AM Beijing/Hong Kong Time on December 23, 2020)

Please vote, sign, date and mail your proxy card in the envelope provided so that your vote is received on or before December 15, 2020 at

1:00 p.m. EST.

Please detach along perforated line and mail in the envelope provided.

122320

THE BOARD OF DIRECTORS RECOMMENDS A VOTE “FOR” RESOLUTION 1.

PLEASE SIGN, DATE AND RETURN PUE OR BLACK INK AS SHOWN HERE x

ROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BL

FOR AGAINST ABSTAIN

1. To approve the re-appointment of Ernst & Young Hua Ming LLP as independent auditor of the Company (the “Independent Auditor”) for the fiscal year ending December 31, 2020.

Signature of ShareholderDate:Signature of ShareholderDate:

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.